EX-99.77C


RESULTS OF ANNUAL STOCKHOLDER MEETING HELD ON MARCH 4, 2010

Election of Directors -- The stockholders of the Fund elected Michael F. Holland as Class II director to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2013.

			For	    Withheld
Michael F. Holland      16,933,637  276,129

Other directors of The China Fund, Inc. are:

James J. Lightburn
Joe O. Rogers
Nigel S. Tulloch
William C. Kirby